Exhibit 99.1

Consolidated Financial Statements
Student Transportation Inc.
For the years ended June 30, 2014 and 2013

Student Transportation Inc.
 Consolidated Financial Statements

For the years ended June 30, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Student Transportation Inc.:

We have audited the accompanying consolidated balance sheets  of Student Transportation Inc. as of June 30, 2014 and 2013, and the related consolidated  statements of operations, comprehensive income, shareholders’ equity and cash flows for the years then ended, and the notes to the consolidated financial statements.

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Student Transportation Inc. as at June 30, 2014 and 2013 and the consolidated results of its operations and its cash flows for the years then  ended in accordance with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Independent Registered Public Accounting Firm
MetroPark, New Jersey USA
September 15, 2014

Student Transportation Inc.
 Consolidated Balance Sheets
(000’s of U.S. dollars)

	As at	As at
	June 30, 2014	June 30, 2013
Assets
Current assets:
Cash and cash equivalents	$10,858	$6,929
Accounts receivable, net of allowance for doubtful accounts of
$152 and $172 at June 30, 2014 and 2013, respectively	44,035	40,971
Inventory	3,858	3,287
Prepaid expenses	9,619	7,706
Other current assets	8,484	3,479
Total current assets	76,854	62,372

Other assets	20,883	17,061
Property and equipment, net	231,352	217,799
Oil and gas interests, net	7,871	7,470
Other intangible assets, net	67,720	69,811
Goodwill	139,158	138,312
Total assets	$543,838	$512,825

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$1,656	$1,724
Accrued expenses and other current liabilities	48,682	39,413
Current portion of long-term debt	200	-
Total current liabilities	50,538	41,137

Long-term debt	273,898	220,244
Asset retirement obligation	438	551
Deferred income tax liability	41,523	40,327
Class B-Series Three common share liability	2,734	2,393
Other liabilities	15,667	13,691
Total liabilities	384,798	318,343

Shareholders' equity
Paid in Share Capital	443,100	434,236
Accumulated deficit	(276,938)	(231,850)
Accumulated other comprehensive loss	(7,122)	(7,904)
Total shareholders’ equity	159,040	194,482
Total liabilities and shareholders’ equity	$543,838	$512,825

Irving R. Gerstein	George Rossi

See accompanying notes.

Student Transportation Inc.
Consolidated Statements of Operations
(000’s of U.S. dollars, unless specified, except share and per share amounts)

	Twelve months	Twelve months
	ended	ended
	June 30, 2014	June 30, 2013

Revenues	$489,499	$423,688

Costs and expenses:
Cost of operations	373,060	315,032
General and administrative	46,673	42,350
Non-cash stock compensation	3,942	3,326
Acquisition expenses	282	-
Depreciation and depletion expense	46,444	41,861
Amortization expense	3,573	4,186
Total operating expenses	473,974	406,755

Income from operations	15,525	16,933

Interest expense	16,641	14,342
Foreign currency loss (gain)	424	(183)
Unrealized (gain) loss on foreign currency exchange contracts	(737)	656
Unrealized re-measurement gain	-	(123)
Non-cash gain on US$ 6.25% Convertible Debentures conversion feature	(714)	(1,142)
Gain on bargain purchase of business acquired, net of tax	(2,762)	-
Other expense (income) , net	1,651	(2,720)
Income before income taxes	1,022	6,103

Income tax (benefit) expense	(395)	2,234

Net income	$1,417	$3,869
Weighted average number of shares outstanding-basic	82,096,947	79,427,661
Weighted average number of shares outstanding-diluted	100,554,123	94,023,225
Basic and diluted net income per common share	$0.02	$0.05
Dividends declared per common share (Cdn$)	$0.61	$0.56

See accompanying notes.

Student Transportation Inc.
 Consolidated Statements of Comprehensive Income
 (000’s of U.S. Dollars)

	Twelve months ended	Twelve months ended
	June 30, 2014	June 30, 2013

Net income :	$1,417	$3,869
Other comprehensive income (loss):
Unrealized gain (loss) on currency translation adjustments	782	(2,184)
Other comprehensive income (loss):	782	(2,184)

Comprehensive income	$2,199	$1,685

See accompanying notes.

Student Transportation Inc.
 Consolidated Statements of Shareholders’ Equity
 (000’s of U.S. Dollars)

	Share Capital
	Shares	Amount	Accumulated Other Comprehensive Loss	Accumulated Deficit	Shareholders' Equity
Balance at June 30, 2012	75,910,320	404,857	(5,720)	(191,319)	207,818
Net income	-	-	-	3,869	3,869
Dividends	-	-	-	(44,400)	(44,400)
Common stock issuance	1,501,679	9,467	-	-	9,467
Conversion of debt to common stock	4,347,368	22,427	-	-	22,427
Repurchase of common stock	(401,076)	(2,515)	-	-	(2,515)
Other comprehensive loss	-	-	(2,184)	-	(2,184)
Balance at June 30, 2013	81,358,291	$434,236	$(7,904)	$(231,850)	$194,482
Net income	-	-	-	1,417	1,417
Dividends	-	-	-	(46,505)	(46,505)
Common stock issuance	1,458,258	8,864	-	-	8,864
Other comprehensive income	-	-	782	-	782
Balance at June 30, 2014	82,816,549	$443,100	$(7,122)	$(276,938)	$159,040

See accompanying notes.

Student Transportation Inc.
Consolidated Statements of Cash Flows
 (000’s of U.S. Dollars)

	Year ended	Year ended
	June 30, 2014	June 30, 2013
Operating activities
Net income	$1,417	$3,869
Adjustments to reconcile net income to net cash provided by
operating activities:
Deferred income taxes	112	1,015
Unrealized loss on forward contracts	(737)	656
Non-cash gain on US$ 6.25% Convertible Debentures conversion feature	(714)	(1,142)
Unrealized re-measurement gain	-	(123)
Unrealized foreign currency loss (gain)	431	(720)
Amortization of deferred financing costs	1,642	2,166
Non-cash stock compensation	3,942	3,326
Gain on bargain purchase of businesses acquired, net of tax	(2,762)	-
Gain on disposal of fixed assets	(532)	(1,498)
Depreciation and depletion expense	46,444	41,861
Amortization expense	3,573	4,186
Changes in current assets and liabilities:
Accounts receivable	(3,163)	(5,721)
Prepaid expenses, inventory and other current assets	(9,545)	3,252
Accounts payable	(60)	790
Accrued expenses and other current liabilities	3,853	223
Changes in other assets and liabilities	2,509	(41)
Net cash provided by operating activities	46,410	52,099

Investing activities
Business acquisitions, net of cash acquired	(22,756)	-
Payments on seller debt	-	(430)
Purchases of property and equipment	(37,794)	(41,841)
Proceeds on sale of equipment	1,153	2,853
Net cash used in investing activities	(59,397)	(39,418)

Financing activities
Redemption of Class B Series Two and Three common shares	(1,266)	(1,543)
Financing fees	(3,559)	(791)
Cdn$ 6.25% Convertible Debenture Offering	71,442	-
Repurchase of common stock	-	(2,515)
Redemption of 7.5% Convertible Debentures	-	(289)
Common stock dividends	(34,147)	(34,548)
Borrowings on credit facility	164,150	139,890
Payments on credit facility	(179,712)	(110,822)
Net cash provided by (used in) financing activities	16,908	(10,618)

Effect of exchange rate changes on cash	8	(147)
Net increase in cash and cash equivalents	3,929	1,916
Cash and cash equivalents at beginning of period	6,929	5,013
Cash and cash equivalents at end of period	$10,858	$6,929

Supplemental information:
Cash paid for interest	$14,762	$12,343
Cash paid for income taxes	$1,594	$1,286

See accompanying notes.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

1.  General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario.  STI together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI the “Issuer”), completed an Initial Public Offering (the “IPS Offering”) on December 21, 2004 through the issuance of  income participating securities (“IPSs”).  Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the “Subordinated Notes”).  On December 21, 2009, the Company redeemed the remaining Subordinated Notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure.  STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”). Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”) (see Note 12).  STI currently holds a 98.6% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit.

STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. (“STA, Inc.”).  The Company, through its ownership of STA Holdings and Parkview Transit, is the third largest provider of school bus transportation services in North America.

2. Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States (“US GAAP”).  The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries.  All significant intercompany accounts and transactions have been eliminated in consolidation.

The significant accounting policies used to prepare the financial statements are described below:

Foreign Currency Translation

Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date.  Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date.  Gains and losses on translation of these items are considered transaction gain and losses and are included in the consolidated statements of operations in foreign currency (gain) loss.

The functional currency of STI, the parent, STA ULC and the Company’s Canadian operations, is the Canadian dollar.  The functional currency of STA Holdings and the Company’s operations in the United States is the U.S. dollar.  The Company’s financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

As a result, the assets and liabilities of the STI, STA ULC and the Company’s Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period.  Exchange gains or losses on translation are deferred as a separate component of shareholders’ equity.  The Company’s Cdn$ 7.5% convertible subordinated unsecured debentures (the “Cdn$ 7.5% Convertible Debentures”), the Cdn$ 6.75% convertible subordinated unsecured debentures (the “Cdn$ 6.75% Convertible Debentures”) and the Cdn$ 6.25% convertible subordinated unsecured debentures (the “Cdn$ 6.25% Convertible Debentures”), as described in Note 8, of STI are denominated in Canadian dollars.  As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the Cdn$ 7.5% Convertible Debentures, the Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders’ equity. The US$ 6.25% convertible subordinated unsecured debentures (the “6.25% Convertible Debentures”) of STI as described in Note 8, are denominated in U.S. dollars.  As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are included in the consolidated statement of operations.

Foreign currency transactions gains and losses, related to short-term related intercompany loans are recorded in the Consolidated Statement of Operations as incurred. Foreign currency transaction gains and losses for intercompany loans that are considered long-term in nature are recorded in Accumulated Other Comprehensive Loss as incurred.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less from the date of purchase.  At June 30, 2014 and June 30, 2013 there were no cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

The Company bases its estimates on historical experience, actuarial evaluations and on various other assumptions that it believes are reasonable under the circumstances.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Amounts reported based upon these estimates include, but are not limited to, insurance reserves, income taxes, goodwill and intangible assets, derivatives, certain components of long term debt, Class B Series Two and Series Three common share liability and impairment testing of long-lived assets.

Allowance for Doubtful Accounts

The Company establishes provisions for losses on accounts receivable if it is determined that all or part of the outstanding balance is not collectable. Collectability is reviewed regularly and an allowance is established or adjusted, as necessary, using the specific identification method.

Concentration of Credit Risk

Credit is extended based on an evaluation of the customer’s financial condition and, generally, advance payment is not required. The Company has no individual customers which account for more than 10% of its revenues.

Anticipated credit losses are provided for in the financial statements.  Management monitors the financial condition of its customers to reduce the risk of loss.

Inventories

Inventories, consisting primarily of repair parts and vehicle accessories, are valued at the lower of cost or market determined on a first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment is recorded at cost or at fair value if obtained as part of a business acquisition, less accumulated depreciation. Ordinary maintenance and repairs are expensed as costs are incurred.  Depreciation on transportation equipment is computed on a usage basis over the estimated useful lives of the assets, which approximate a range from seven to eleven years.

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Buildings are depreciated on a straight line basis over 40 years. Other property and equipment is depreciated on a straight line basis over three to five years.

The Company recorded depreciation expense of $45.2 million and $40.9 million for the years ended June 30, 2014 and 2013, respectively.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Goodwill and Indefinite Lived Intangibles

Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method.  Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter.

The annual assessment of goodwill impairment, may be performed either on a quantitative or qualitative basis. In accordance with Accounting Standards Codification (“ASC”) 350-20, Intangibles-Goodwill and Other, the quantitative assessment is a two step impairment test. The Company first compares the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value exceeds the fair value, the carrying value is then compared to the implied fair value of goodwill.  If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the difference and the implied fair value of goodwill becomes the new carrying value of goodwill for that reporting unit which is then used in future impairment tests.

ASC 350-20 was amended in September 2011, and gives the Company the option to perform a qualitative assessment for goodwill impairment. Under the qualitative assessment, consideration is given to both external factors (including the macroeconomic and industry conditions) and the Company’s own internal factors (including internal costs, recent financial performance, management, business strategy, customers, and stock price). Facts and circumstances are evaluated each year to determine whether to use the qualitative or quantitative assessment. We performed a qualitative assessment during the fourth quarter of 2014, and there was no indication of impairment for goodwill.

Other Identifiable Intangible Assets

When assessing the impairment for indefinite-lived trade names, the Company performs the assessment in accordance with ASC 350-30, Intangibles other than Goodwill which states that when the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate. ASC 350-30, Intangibles Other than Goodwill, was amended in July 2012, and gives the Company the option to first assess qualitative factors to determine if a quantitative impairment test of the indefinite-live intangible asset is necessary.  If the qualitative assessment reveals that it’s more likely than not that the asset is impaired, a calculation of the assets’ fair value is required. Otherwise, no quantitative calculation is necessary. The Company performed the quantitative assessment of trade names and there was no

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

indication of impairment. Definite-lived intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company.  The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives.  Covenants not-to-compete are amortized on a straight-line basis over an estimated useful life of two to five years. The Company recorded amortization expense associated with its intangible assets of $3.6 million and $4.2 million for the years ended June 30, 2014 and 2013, respectively.

Convertible Debentures

The principal amounts of the Cdn$ 7.5% Convertible Debentures were and the Cdn$ 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures are convertible into common shares of the Company at the option of the holders and the Company under certain conditions. The Company has determined that the debentures are not required to be bifurcated into separate debt and equity components. In accordance with ASC 470-20, Debt with Conversion and Other Options, if the conversion feature of the debenture is non-beneficial (i.e. “out of the money”) upon issuance and the Company cannot settle conversions in cash, the full proceeds from these debentures should be recorded as a liability with no value attributed to the conversion feature. As such, the Company has recorded the full amount of the debentures as a liability.

In accordance with ASC 815, Derivatives and Hedging, as the conversion feature on STI’s US$ 6.25% Convertible Debentures provides that the US dollar denominated notes can be converted at a US dollar denominated strike price into common shares of STI, a Canadian dollar functional currency entity, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately.  The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with the non-cash changes in fair value included in the consolidated statement of operations. The Company recorded a non-cash gain for the year ended June 30, 2014 of $0.7 million in connection with the change in fair value of the embedded conversion feature during the 2014 fiscal year.  The value of the embedded conversion feature represents a liability of $0.2 million and $1.0 million as at June 30, 2014 and 2013, respectively, which are included within other liabilities in the consolidated balance sheet.

Deferred Financing Costs

The Company incurred costs related to obtaining debt financing. The Company capitalized costs associated with its Credit Agreement, Senior Secured Notes and costs related to the issuances of the Convertible Debentures. These costs have been capitalized and are being amortized to interest expense over the term of the related debt using the effective interest rate method.  The carrying

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

value of the deferred financing costs was $7.4 million and $5.5 million as of June 30, 2014 and 2013 respectively.  Amortization expense totaled $1.6 million and $2.2 million for the years ended June 30, 2014 and 2013, respectively.Deferred financing costs are included in other assets in the consolidated balance sheet.

Impairment of Long-Lived Assets

Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company’s expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.  There were no indicators of impairment during the years ended June 30, 2014 and 2013.

Business Combinations

The Company accounts for business combinations under the principles codified in ASC 805, Business Combinations.  The principles set forth how an acquirer recognizes and measures assets acquired, liabilities assumed, non-controlling interest and goodwill in a business combination.  Key components include: (i) recognition of transaction costs in current period earnings and included in the consolidated statement of operations in acquisition expense; (ii) recognition of the estimated fair value of all contingent consideration at the acquisition date and an adjustment to fair value at each reporting date with an offset to current period earnings included in the consolidated statement of operations in other (income) expense; (iii) adjustments to deferred tax asset valuation allowances and income tax uncertainties recorded at the acquisition date to be recognized in current period earnings; (iv) acquisition method accounting is applied on the date that control is obtained in step acquisitions; (v) re-measurement of previously acquired non-controlling equity investments at fair value as at the acquisition date with an offset to current period earnings; and (vi) any excess of fair value of acquired net assets over the acquisition consideration results in a bargain purchase which is recognized in the statement of operations.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Income Taxes

Income taxes have been computed utilizing the asset and liability approach, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to be in effect for the years in which those taxes are expected to be realized or settled.  A valuation allowance is recorded to reduce deferred tax assets to the amount that is believed to be more likely than not to be realized. The recorded deferred income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

The Company uses judgment in determining income tax provisions and in evaluating its tax positions under the accounting guidance for income taxes.  Additional provisions for income taxes are established when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more-likely-than-not to be sustained upon examination by the applicable taxing authority.  The Company and its subsidiaries are examined by various federal and state tax authorities.  The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes.  The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known. The Company recognizes interest and penalties related to underpayment of income taxes in income tax provision (benefit). (see Note 7).

Revenue Recognition

Revenue from the Company’s school bus operations is recognized when the following criteria are met:  persuasive evidence of an arrangement exists, services have been rendered, the price to the buyer is fixed and determinable, and collectability is reasonably assured.  The Company bills customers on a monthly basis upon the completion of school bus routes, which are based on contracts or extension agreements with customers.

Revenue from oil and gas interests is derived from the Company’s partial ownership in various oil and gas wells.  As a non-operator, the Company records revenue from its oil and gas interests based on its share of the sales value of production from producing wells.  Revenue is received from the well operators and is recognized when the commodities are delivered to customers, the price is fixed or determinable and collectability is assured.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Insurance Reserves

The Company had approximately $22.1 million and $17.5 million in recorded insurance reserves at June 30, 2014 and 2013, respectively. These reserves reflect the estimated deductible amounts the Company is responsible for under its workers’ compensation and vehicle liability insurance programs. Insurance expense for these items is largely dependent on the Company’s claims experience and the Company’s ability to control such claims, in addition to third party premiums/expenses associated with this coverage.  The Company has recorded estimated insurance reserves for the anticipated losses on open claims and estimated reserves for incurred but not recorded claims under the workers’ compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary.  Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience.

Stock Based Compensation

The Company accounts for stock-based compensation and other stock-based payments using the fair value method.  Under the fair value method, the fair value of stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. The Class B Series Two and Class B Series Three common shares issued by STA Holdings are fully vested on the grant date, and, as such, the Company recognizes compensation expense when the shares are issued. STA Holdings has issued only Class B Series Three common shares pursuant to the EIP during fiscal year 2014 and fiscal year 2013. All future share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuance of Class B Series Two common shares. These shares are accounted for as a liability upon issuance and remeasured at fair value on a quarterly basis (see Note 12).  The Company recognized $3.9 million and $3.3 million in non-cash stock-based compensation expense based on the estimated fair value on the date of grant of the shares issued, for the years ended June 30, 2014 and 2013, respectively.

The Class B Series Two and Class B Series Three common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. In the case of the Class B Series Two common shares issued pursuant to the EIP during the period the IPS structure was in place, the put option provides for a fair market value of Class B Series Two common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put, plus Cdn. $3.847 (an amount equivalent to the historical value of the Subordinated Note component of the IPS).  In the case of the Class B Series Three common shares to be utilized for EIP share grants subsequent to the end of the IPS structure, the put option provides for a fair market value of Class B Series Three

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put.

Stock based compensation expense associated with the issuance of Class B Series Two and Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.

Accounting for Derivatives and Hedging Activities

Derivatives are recorded at fair value on the balance sheet, which, in accordance with ASC 820, Fair Value Measurements and Disclosure, requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the income statement or through other comprehensive income depending on the nature of the derivative instrument. The Company did not elect hedge accounting for any of its derivative financial instruments and therefore records all changes in fair value in the income statement. The Company has offset the fair value amounts recorded on its forward foreign currency contracts executed with the same counterparty under an executed master netting arrangement.

Segment Reporting

The Company has two reportable segments, a transportation segment and an oil and gas segment.  The transportation segment provides school bus and management services to public and private schools in North America.  The oil and gas segment represents the Company’s investments as a non-operator in oil and gas interests.

Oil and Gas Interests

The Company holds non-operating interests in oil and gas properties, which are jointly owned with others. The financial statements reflect the Company’s proportionate interest in the oil and gas activities as a non-operator.

The Company uses the full-cost method of accounting for oil and gas interests to determine the capitalized cost, whereby certain expenditures related to the acquisition, exploration and development of oil and gas properties are capitalized.  Capitalized costs include the cost of land acquired or leased, intangible drilling costs such as those for equipment, casing and attachments on both productive and non-productive wells.  These costs, net of salvage values, are accumulated in a single cost center and are depleted and amortized using the units-of production method.  Natural gas reserves and production are converted, at a ratio of six thousand cubic feet of natural gas to one barrel of oil, for depletion and depreciation purposes.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

In connection with the oil and gas interests, the Company has an asset retirement obligation which represents the liability associated with the retirement of long-lived assets that arise from the acquisition, construction, development or normal operation of such assets.

Under US GAAP, the impairment test for oil and gas assets (the “ceiling test”) requires the Company to use tax effected discounted cash flow using a present value technique. Under ASC 932, Extractive Industries – Oil and Gas, the pricing assumption to be used in the ceiling test calculation is defined as the twelve month average of realized prices.

Earnings per Share

Basic and diluted earnings per share are calculated by dividing the net income for the period by the weighted number of shares outstanding during each period. The shares used in the calculation of basic earnings per share are based on the weighted average number of shares outstanding.  Shares used in the calculation of diluted earnings per share are based on the weighted average number of shares outstanding plus an adjustment for the incremental shares that would be outstanding assuming the exercise of the Company’s Convertible Debentures. The net income for basic earnings per share is net earnings available to common stockholders.  The net income for diluted earnings per share is net earnings available to common stockholders with interest expense associated with the Convertible Debentures added back (net of tax) for the assumed conversion of the Convertible Debentures into common stock.

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. During the summer school break, revenue is derived primarily from summer camps and private charter services.  Since schools are not in session, there is no school bus transportation revenue. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to match the vehicles’ usage.

Recent Accounting Pronouncements

In January 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-01, Scope Clarification of Disclosures about Offsetting Assets and Liabilities, to limit the scope of the new balance sheet offsetting disclosure requirements to derivatives (including bifurcated embedded derivatives), repurchase agreements and reverse repurchase agreements, and securities borrowing and lending transactions. For public companies, the ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2012, or the first quarter of 2013 for fiscal years beginning after December 15, 2013 and interim

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

and annual periods thereafter. The ASU should be applied prospectively. Early adoption is permitted.

In February 2013, the FASB issued ASU 2013-02 to improve the reporting of reclassifications out of accumulated other comprehensive income (AOCI). The ASU sets requirements for presentation for significant items reclassified to net income in their entirety during the period and for items not reclassified to net income in their entirety during the period.  This is effective for annual periods beginning on or after January 1, 2013 (including interim periods within them) and retrospectively for all periods presented on the balance sheet.

ASC 350-30, Intangibles Other than Goodwill, was amended in July 2012, and gives Companies the option to first assess qualitative factors to determine if a quantitative impairment test of the indefinite-live intangible asset is necessary.  If the qualitative assessment reveals that it’s more likely than not that the asset is impaired, a calculation of the assets’ fair value is required. Otherwise, no quantitative calculation is necessary. This is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.  Early adoption is permitted.

The Company adopted these standards on July 1, 2013 and they did not have a material effect on its consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss or a Tax Credit Carryforward Exists.  This ASU provides for the presentation of all or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward unless such balances are not available at the reporting date at which point the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This is effective for annual periods beginning after December 15, 2013 (including interim periods within those fiscal years). The ASU should be applied prospectively to unrecognized tax benefits that exist at the effective date.  Retrospective application is permitted. The Company is required to adopt this standard prospectively for all unrecognized tax benefits that exist for the first quarter of fiscal 2015.  Early adoption is permitted.  This presentation is consistent with how the Company is currently presenting unrecognized tax benefits; therefore the adoption of this standard should not have a material impact on our consolidated financial statements.

In January 2014, the FASB issued ASU 2015-05, Service Concession Arrangements.  This ASU applies to an operating entity of a service concession arrangement entered into with a public-sector entity grantor when the arrangement meets both of the following conditions: (i) the grantor controls or has the ability to modify or approve the services that the operating entity must provide with the infrastructure, to whom it must provide them and at what price and (ii) the grantor

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

controls, through ownership, beneficial entitlement, or otherwise, any residual interest in the infrastructure at the end of the term of the arrangement. This is effective for annual periods beginning after December 15, 2014 (including interim periods within those fiscal years) and should be applied on a modified retrospective basis to service concession arrangements in existence at the beginning of the fiscal year of adoption. The Company is required to adopt this standard for the first quarter of fiscal 2016.  Early adoption is permitted.  The Company is currently evaluating the requirements of this ASU to determine the impact on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue From Contracts With Customers.  This new revenue recognition standard will supersede most existing revenue recognition guidance and is intended to improve revenue recognition and related financial reporting requirements.  The standard will require companies to review contract arrangements with customers and ensure that all separate performance obligations are properly recognized in the compliance with the new guidance. The standard allows for either “full retrospective” or “cumulative effect” adoption.  The standard is effective for the Company on July 1, 2017 with early adoption prohibited. The Company is currently assessing whether the adoption of this guidance will have a significant impact on our consolidated financial statements.

3.  Business Combinations

2014 Acquisitions

Atlantic Express Transportation Corporation

On February 10, 2014, the Company closed the acquisition of certain assets and contracts in California from Atlantic Express Transportation Corporation (“AE”). STI's subsidiary School Wheels Direct (“SWD”) managed the California operations from January 10, 2014 to February 9, 2014. Earnings of the acquired company are included in the Company’s results of operations from February 10, 2014.  The aggregate purchase price of these assets was approximately $17.2 million.

Current assets, less current liabilities	$294
Property and equipment	19,807
Intangible assets	1,736
Deferred taxes	(1,841)
Fair value of net assets acquired	$19,996

The purchase price consisted of $17.2 million in cash.  Identifiable intangible assets consisted of contracts rights of $1.7 million that will be amortized over 20 years. Approximately $0.2 million of acquisition-related costs have been recognized as an expense in the statement of operations during fiscal year 2014.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3.  Business Combinations (continued)

AE filed for protection under the federal bankruptcy protection rules.  The SWD management services contract and the agreement to acquire the California assets of AE, including vehicles and school contracts, were both approved by the bankruptcy court. The purchase price was lower than the fair market value of the business acquired.   Therefore, the Company has recognized a gain of approximately $2.8 million, net of tax, which is included in the consolidated statement of operations.

Williams Bus Line Co.

On August 27, 2013, the Company closed its acquisition of all of the outstanding common stock of Williams Bus Lines Co., (“Williams”), located in Wilkes Barre, Pennsylvania. Earnings of the acquired company are included in the Company’s results of operations from August 27, 2013. The aggregate purchase price of this acquisition was $3.4 million.

Current assets, less current liabilities	$29
Property and equipment	1,343
Deferred Taxes	(525)
Subtotal	847
Goodwill	2,557
Total	$3,404

The purchase price consisted of $3.4 million in cash. Approximately forty-seven thousand dollars of acquisition-related costs have been recognized as an expense in the statement of operations during fiscal year 2014. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition is deductible for tax purposes.

Scholastic Bus Co.

On July 23, 2013, the Company closed its acquisition of all of the outstanding common stock of Scholastic Bus Co., (“Scholastic”), located in Fairlawn, New Jersey. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $2.4 million.

Current assets, less current liabilities	$298
Property and equipment	2,104
Deferred taxes	(772)
Subtotal	1,630
Goodwill	803
Total	$2,433

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3.  Business Combinations (continued)

The purchase price consisted of $2.2 million in cash and $0.2 million in deferred payments. Approximately twenty-seven thousand dollars of acquisition-related costs have been recognized as an expense in the statement of operations during fiscal year 2014. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition is deductible for tax purposes.

The amount of revenue and net income associated with the 2014 acquisitions included in the 2014 consolidated operations are as follows:

	A&E	All others	Total
Revenue	$11,731	$9,400	$21,131
Net income	3,309	398	3,707

The net income for the AE acquisition includes the bargain gain.

The following unaudited pro forma financial information combines the consolidated results from operations as if all of the 2014 acquisitions had occurred as of July 1, 2012.  Pro forma adjustments include the bargain gain, the adjustment for amortization on acquired intangibles and the adjustment to record the tax impact on the pro forma financial results. The unaudited results are as follows:

	Pro Forma Basis for fiscal years
	Ended June 30, (unaudited)
	2014	2013

Revenue	$505,609	$452,246
Net income	1,688	4,762
Basic and diluted net income per common share	$0.02	$0.06

The pro forma financial information is not necessarily indicative of operating results that would have occurred had the 2014 acquisitions been consummated as of July 1, 2012, nor is it indicative of future operating results.

The Company did not complete any business acquisitions during fiscal 2013.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

4.  Property and Equipment

Property and equipment consist of the following:

		Accumulated	Net Book	Useful Life
June 30, 2014	Cost	Depreciation	Value	in years

Land	$6,076	$-	$6,076
Buildings	5,065	(882)	4,183	40
Transportation equipment	418,944	(210,992)	207,952	7 to 11
Leasehold improvements	6,510	(2,693)	3,817	The shorter of the life of lease or the useful life of the asset
Other machinery and equipment	20,218	(10,894)	9,324	3 to 5
	$456,813	$(225,461)	$231,352

		Accumulated	Net Book	Useful Life
June 30, 2013	Cost	Depreciation	Value	in years

Land	$5,214	$-	$5,214
Buildings	5,046	(713)	4,333	40
Transportation equipment	379,602	(180,546)	199,056	7 to 11
Leasehold improvements	5,474	(1,905)	3,569	The shorter of the life of lease or the useful life of the asset
Other machinery and equipment	15,801	(10,174)	5,627	3 to 5
	$411,137	$(193,338)	$217,799

5.  Oil and Gas Interests

Oil and gas interests consist of the following:

	2014	2013

Oil and gas interests	$17,094	$15,572
Less accumulated depletion	(9,223)	(8,102)
	$7,871	$7,470

The Company does not capitalize any of its own administrative or interest costs and accounts for these costs as expenses during the year.  There were no costs excluded from costs subject to depletion and depreciation at the balance sheet dates.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

5.  Oil and Gas Interests (continued)

Under full cost accounting many costs incurred will be capitalized even though they have not resulted in an increase in the future revenue generating capacity of the enterprise.  Accordingly, it is widely recognized that there should be a limit on the aggregate costs that may be carried forward for amortization against revenue of future periods (the “ceiling test”); the Company performed a ceiling test calculation at both June 30, 2014 and 2013. The ceiling test requires the Company to use tax effected discounted cash flows using a present value technique. The sales prices used for the ceiling test at June 30, 2014 were $99.44 per barrel for oil and $4.74 per thousand cubic feet of natural gas. Based on the calculations under the first step of the ceiling test, the Company determined that its oil and gas interests are recoverable.

6.  Goodwill and Other Intangible Assets

Intangible assets consist of the following:

	2014
	Gross
	Carrying	Accumulated	Net Book	Weighted Average
	Amount	Amortization	Value	Remaining Life Years

Contract rights	$67,627	$(22,868)	$44,759	14
Covenants not to compete	14,995	(14,952)	43	-
Tradenames	22,918	-	22,918	None (Indefinite Life)
Total	$105,540	$(37,820)	$67,720

	2013
	Gross
	Carrying	Accumulated	Net Book	Weighted Average
	Amount	Amortization	Value	Remaining Life Years

Contract rights	$66,142	$(19,700)	$46,442	14
Covenants not to compete	15,015	(14,625)	390	1
Trade names	22,979	-	22,979	None (Indefinite Life)
Total	$104,136	$(34,325)	$69,811

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

6.  Goodwill and Other Intangible Assets (continued)

Estimated annual amortization expense for intangibles assets is as follows:

Year ending June 30,
2015	$3,303
2016	3,292
2017	3,283
2018	3,279
2019	3,279
$16,436

The following table represents the changes in the carrying amount of goodwill for the years ended June 30, 2014 and 2013 (see Note 7):

Balance as of June 30, 2012	$142,690
Goodwill related to the finalization of purchase accounting for 2012 acquisitions	(2,983)
Foreign currency effects on Goodwill	(1,395)
Balance as of June 30, 2013	$138,312
Goodwill related to current year acquisitions	3,360
Goodwill reduction related to prior acquisition	(1,826)
Foreign currency effects on Goodwill	(688)
Balance as of June 30, 2014	$139,158

7.  Income Taxes

The components of the (benefit) provision for income taxes are as follows:

	2014	2013

Federal: Canada
Current	$(1,388)	$276
Deferred	1,964	819
	576	1,095
Provincial :Canada
Current	94	602
Deferred	(423)	(681)
	(329)	(79)
Foreign:
Current	786	339
Deferred	(1,428)	879
	(642)	1,218
Total (benefit) provision	$(395)	$2,234

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

7.  Income Taxes (continued)

The components of income before income tax (benefit) provision for income taxes are as follows:

	2014	2013

Domestic	$196	$4,735
Foreign	826	1,368
Total	1,022	6,103

The difference between the effective rate reflected in the income tax (benefit) provision for income taxes and the amount determined by applying the Canadian statutory rate to income before income taxes for the fiscal year ended June 30, 2014 and June 30, 2013 is analyzed below:

	2014	2013
Provision for income taxes at statutory rate	$158	$946
Provincial taxes	112	671
Foreign rate differential	264	371
Canadian rate difference	168	215
Gain on bargain purchase	(1,105)	-
Permanent items	96	80
Other	(88)	(49)
	$(395)	$2,234

Deferred taxes arise because of the differences in the book and tax basis of certain assets and liabilities.  Significant components of deferred tax assets and (liabilities) are as follows:

	2014	2013
Deferred tax liabilities:
Intangibles	$(25,055)	$(26,585)
Property and equipment	(52,082)	(52,184)
Total deferred tax liabilities	(77,137)	(78,769)

Deferred tax assets:
Net operating loss carry forward	21,675	26,088
Other	14,276	12,691
Total deferred tax assets	35,951	38,779
Valuation allowance	(337)	(337)
Net deferred tax assets	35,614	38,442
Net deferred tax liabilities	$(41,523)	$(40,327)

In the fourth quarter of 2014, the Company decreased goodwill and net non-current deferred income tax liabilities by $1.9 million to correct the purchase price allocation associated with the

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

7.  Income Taxes (continued)

acquisition of the school bus division of Ayr Coach Lines in July 2006. This correction related to the deferred tax carryforwards that were acquired in connection with the acquisition.

It is the Company’s intention to reinvest the undistributed earning of its foreign subsidiaries and thereby indefinitely postpone their remittance.  As a result, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries of the Company.

The following table summarizes the gross amounts of unrecognized tax benefits without regard to reduction in tax liabilities if such unrecognized tax benefits were settled.

	2014	2013
Balance at July 1,	$1,704	$1,704
Additions for tax position related to current year	-	-
Balance at June 30,	$1,704	$1,704

The total amount of the unrecognized tax benefits, if recognized would favorably impact the effective tax rate by $1.7 million. Not included in the amounts above are approximately $0.2 million and $0.1 million of interest and penalties for the fiscal years ended June 30, 2014 and 2013, respectively, which are included as a component of the income tax (benefit) provision on the consolidated statement of operations. All tax years starting with June 30, 2012 are currently open in the United States.  All tax year starting with June 30, 2005 are currently open in Canada.  The Company is currently undergoing an examination of one of its Canadian entities for the years ended June 30, 2011 and June 30, 2012.  The tax positions under examination have previously established corresponding uncertain tax positions.  As a result of the examination, the unrecognized tax benefits have the potential to reverse in the next year.

At June 30, 2014, the Company has available U.S. net operating loss carry forwards of approximately $46.6 million expiring in the years 2016 through 2026 and Canadian non-capital loss carry forwards of approximately $8.1 million expiring in the years 2018 through 2033.  These deferred tax assets are offset by a valuation allowance of approximately $0.3 million.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8.  Debt

Indebtedness of the Company includes the following:

	Amounts Outstanding at
	June 30, 2014		June 30, 2013
	Current	Long Term	Current	Long Term
Third Amended and Restated Credit Agreement
Revolving credit facility	$-	$62,436	$-	$78,541
Convertible Debentures	-	176,462	-	106,703
Senior Secured Notes	-	35,000	-	35,000
Promissory notes due to former owners	200	-	-	-
	$200	$273,898	$-	$220,244

Maturities of long-term debt are as follows:

	Third
	Amended		Senior
	Credit	Convertible	Secured	Seller
	Facility	Debentures	Notes	Debt	Total
Year ending June 30,
2015	$-	$46,860	$-	$200	$47,060
2016	-	-	-	-	-
2017	-	-	35,000	-	35,000
2018	62,436	59,311	-	-	121,747
2019	-	70,291	-	-	70,291
thereafter	-	-	-	-	-
	$62,436	$176,462	$35,000	$200	$274,098

Third Amended and Restated Credit Agreement and Senior Secured Notes

On February 27, 2013, the Company amended its Third Amended and Restated Credit Agreement (the “Credit Agreement”). The amendment extended the maturity date (previously due February 4, 2016) to February 27, 2018, or if earlier, 90 days prior to the maturity of the Senior Secured Notes and increased the commitments to $155.0 million, from the previous commitments of $140.0 million. The increase in the facility was a result of certain existing lenders increasing their commitments as well as a new lender joining the bank group in replacement of an existing lender.  During fiscal 2014, the Company accessed the Accordion Feature (see below) under the Credit Agreement increasing commitments by $10.0 million to $165.0 million with the addition of another new lender joining the bank group. The current commitments at June 30, 2014, include a US $120.0 million loan facility and a Canadian $45.0 million loan facility both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts.  Subsequent to June 30, 2014, the Company

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8.  Debt (continued)

amended the Credit Agreement to further increase commitments (see Note 20).

The Company may request an increase to the $165.0 million initial commitment for up to $90.0 million in additional commitments (the “Accordion Feature”), so long as no default or event of default has occurred and is continuing. Each lender under the Third Amended and Restated Credit Agreement shall have the option to subscribe for a portion of the remaining Accordion Feature and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement.  At June 30, 2014 the Company had approximately $101.7 million in borrowing availability under the Credit Agreement.

On November 10, 2011, the Company rolled over and extended the maturity of its $35.0 million of fixed rate Senior Secured Notes (previously due December 14, 2011), for an additional five year term, carrying a fixed coupon of 4.246% (the previous fixed coupon was 5.941%). The Senior Secured Notes rank pari-passu with borrowings under the Third Amended and Restated Credit Agreement and have a maturity date of November 10, 2016.  The extension was accounted for as a modification of debt, and as such transaction costs related to the modification have been recorded on the balance sheet and are being amortized over the term of the notes.

Borrowings under the Third Amended and Restated Credit Agreement are collateralized by (i) the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries and (ii) by the unencumbered assets of Parkview Transit and its subsidiaries and the capital stock of Parkview Transit and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Third Amended and Restated Credit Agreement are guaranteed by each of STA Holdings’ subsidiaries.  Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries.  In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.

Borrowings under the Third Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the Credit Agreement. Base Rate Loans bear interest at the base rate, as defined in the Credit Agreement (3.25% at June 30, 2014), plus the applicable margin, which ranges from 0.50% to 1.25% depending on STA Holdings’ senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the Credit Agreement, (0.1510% at June 30, 2014) plus the applicable margin, which ranges from 1.75% to 2.50% depending on STA Holdings’ senior leverage ratio on the pricing date.  The effective interest rate on the Credit Agreement was 4.0% for the year ended June 30, 2014.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8.  Debt (continued)

The Company was in compliance with all debt covenants related to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes at June 30, 2014.

Convertible Debentures

On November 12, 2013, the Company issued the Cdn$ 6.25% Convertible Debentures due June 30, 2019 at a price of $1,000 per debenture, for total gross proceeds of $71.4 million (Cdn $75.0 million).  The issue costs of approximately $3.5 million (Cdn $3.6 million) have been recorded in other assets on the balance sheet and are being amortized over the term of the Cdn$ 6.25% Convertible Debentures due June 30, 2019, using the effective interest method.

Interest on the Cdn$ 6.25% Convertible Debentures due June 30, 2019 is payable semi-annually, in arrears, on June 30 and December 31 of each year.

Each Cdn$ 6.25% Convertible Debenture due June 30, 2019 is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $9.05 per common share (the “Cdn$ 6.25% Convertible Debenture Conversion Price”) which is equivalent to 110.4972 common shares for each Cdn $1,000 principal amount of the Cdn$ 6.25% Convertible Debentures due June 30, 2019.

The Cdn$ 6.25% Convertible Debentures due June 30, 2019 are not redeemable prior to June 30, 2017.  The Company will have the right, at its option, to redeem the Cdn$ 6.25% Convertible Debentures due June 30, 2019 in whole or in part, from time to time, on or after June 30, 2017 but prior to June 30, 2018, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 6.25% Convertible Debenture Conversion Price.  After June 30, 2018 and prior to maturity the Company will have the right, at its option to redeem the Cdn$ 6.25% Convertible Debentures due June 30, 2019 in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

On June 7, 2011, the Company issued the US$ 6.25% Convertible Debentures due June 30, 2018 at a price of $1,000 per debenture, for total gross proceeds of $60.0 million.  The conversion feature of this debenture provides that these US dollar denominated notes can be converted into Canadian denominated common shares of the Company. As such, the conversion feature represents on embedded derivative that is required to be bifurcated and accounted for separately.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8.  Debt (continued)

The Company recorded the embedded derivative liability as a component of other liabilities on the balance sheet.

The embedded conversion liability is recorded at fair value in other liabilities at each reporting period end with the non-cash changes in fair value included in the consolidated statement of operations.  In addition, as the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are also included in the consolidated statement of operations.

Interest on the US$ 6.25% Convertible Debentures is payable semi-annually, in arrears, on June 30 and December 31 of each year.

Each US$ 6.25% Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of $9.50 per common share (the “US$ 6.25% Convertible Debenture Conversion Price”) which is equivalent to 105.2632 common shares for each   $1,000 principal amount of the US$ 6.25% Convertible Debenture.

The US$ 6.25% Convertible Debentures are not redeemable prior to June 30, 2014.  The Company will have the right, at its option, to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, on or after July 1, 2014 but prior to June 30, 2016, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the US$ 6.25% Convertible Debenture Conversion Price.  After June 30, 2016 and prior to maturity the Company will have the right, at its option to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

On June 21, 2010, the Company issued the Cdn$ 6.75% Convertible Debentures due June 30, 2015 at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50 million). On October 26, 2009, the Company issued the Cdn$ 7.5% Convertible Debentures due October 31, 2014 at a price of Cdn $1,000 per debenture, for total gross proceeds of $42.1 million (Cdn $45 million), with an underwriters’ over-allotment option to purchase an additional Cdn $6.7 million of Cdn$ 7.5% Convertible Debentures. On November 10, 2009, the full amount of the underwriters’ over-allotment option was exercised for total gross proceeds of $6.4 million. The Cdn$ 6.75% Convertible Debentures are and the Cdn$ 7.5% Convertible Debentures of STI were denominated in Canadian dollars, and as such, they were not required to be bifurcated into separate debt and

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8.  Debt (continued)

equity components.  The remaining balance of the 7.5% Convertible Debentures was redeemed on November 2, 2012 as discussed below.

Interest on the Cdn$ 7.5% Convertible Debentures was payable semi-annually, in arrears, on October 31 and April 30 of each year and interest on the Cdn$ 6.75% Convertible Debentures is payable semi-annually, in arrears, on June 30 and December 30 of each year.

Each of the Cdn$ 7.5% Convertible Debentures was and the Cdn$ 6.75% Convertible Debentures are convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $5.15 per common share (the “Cdn$ 7.5% Convertible Debenture Conversion Price”) which is equivalent to 194.1748 common shares for each Cdn  $1,000 principal amount of the Cdn$ 7.5% Convertible Debenture and a conversion price of Cdn $7.25 per common share (the “Cdn$ 6.75% Convertible Debenture Conversion Price”) which is equivalent to 137.9310 common shares for each Cdn $1,000 principal amount of the Cdn$ 6.75% Convertible Debenture.

The Cdn$ 7.5% Convertible Debentures were not redeemable prior to October 31, 2012.  The Company had the right, at its option, to redeem the Cdn$ 7.5% Convertible Debentures in whole or in part, from time to time, after November 1, 2012, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice was given was at least 125% of the Cdn$ 7.5% Convertible Debenture Conversion Price.  The Company has redeemed the Cdn$ 7.5% Convertible Debentures as discussed below.  The Cdn$ 6.75% Convertible Debentures were not redeemable prior to June 30, 2013.  The Company has the right, at its option, to redeem the Cdn$ 6.75% Convertible Debentures in whole or in part, from time to time, after July 1, 2013, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 6.75% Convertible Debenture Conversion Price. The Company did not redeem and none of the holders have converted any of the Cdn$ 6.75% Convertible Debentures during fiscal year 2014.

On October 3, 2012, the Company announced that it had exercised its right to redeem its 7.5% Convertible Debentures maturing on October 31, 2014 in accordance with the terms of the trust indenture dated as of October 26, 2009 between STI and Computershare Trust Company of Canada governing the 7.5% Convertible Debentures. The redemption of the 7.5% Convertible Debentures was effective on November 2, 2012.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8.  Debt (continued)

From July 1, 2012, through November 1, 2012, Cdn $22.4 million of the Company’s 7.5% Convertible Debentures were converted into 4,347,368 shares of common stock.  On November 2, 2012, the Company redeemed the remaining Cdn $0.3 million in principal amount of 7.5% Convertible Debentures for cash.  During the 2012 and 2011 fiscal years Cdn $3.4 million and Cdn $25.7 million, respectively, of the Company’s 7.5% Convertible Debentures were converted into 656,297 common shares and 4,985,420 common shares, respectively.

The Cdn$ 7.5% Convertible Debentures, the Cdn$ 6.75% Convertible Debentures, the US$ 6.25% Convertible Debentures  and the Cdn$ 6.25% Convertible Debentures are collectively referred to as the “Convertible Debentures”. The Convertible Debentures are subordinate to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes.

The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole, by issuing and delivering common shares for each Cdn $1,000 principal amount of the Cdn$ 6.75% Convertible Debentures, US $1,000 principal amount of the US$ 6.25% Convertible Debentures and Cdn $1,000 principal amount of the Cdn$ 6.25% Convertible Debentures.  The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debentures indentures, to sell in the open market, to satisfy the Company’s obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

The Company must commence, within 30 days of a Change in Control (as defined in the Convertible Debenture indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest  thereon.

Promissory Notes Due to Former Owners

Promissory notes due to former owners represent notes issued by STA Holdings in connection with its acquisitions of various businesses. In the event of liquidation of the Company, payments of principal and interest on indebtedness to the former owners are subordinate to the payment of any senior debt of the Company.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.  Asset Retirement Obligation

ASC 410-20, Asset Retirement Obligation, establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs.  The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets.  The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made.  Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the long lived asset.  The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life.  The initial fair value of the liability is accreted, by charges to operations, to its estimated normal fair value.  The obligation relates to the cost associated with shutting down oil and gas wells. The Company recorded accretion expense of thirty seven thousand dollars and thirty five thousand dollars for the years ended June 30, 2014 and 2013, respectively.

At June 30, 2014, the present value of the Company’s asset retirement obligation was $0.4 million.  The Company expects the discounted obligation to become payable over the next 50 years.  A discount rate of 6.3% was used to calculate the present value of the asset retirement obligation.  If the Company had estimated the asset retirement obligation using undiscounted cash flows it would amount to approximately $1.0 million.

10.   Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares. At June 30, 2014 there are no preferred shares issued and outstanding.

Pursuant to its Dividend Reinvestment Plan (the “Plan”), the Company issued 1,458,258 and 1,501,679  common shares during the fiscal years ended June 30, 2014 and 2013, respectively. The share issued pursuant to the plan represent dividend payments of $8.9 million and  $9.5 million, for the fiscal years ended June 30, 2014 and 2013, respectively, which have been recorded as a non-cash financing activity in each year. The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company.  The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.

During the 2013  fiscal year, the Company issued 4,347,368 common shares, having an approximate value of $22.4 million  in connection with conversions of the Company’s 7.5% Convertible Debentures, which were recorded as a non-cash financing activity. (see Note 8).

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

10.   Common Shares (continued)

The Company renewed its normal course issuer bid (“NCIB”) on October 24, 2013.  Pursuant to the notice, the Company is permitted to acquire up to a maximum of Cdn $5.0 million of Common Shares in the twelve month period commencing October 24, 2013 and ending on October 23, 2014. The Company did not repurchase any shares during the 2014 fiscal year. During fiscal year 2013 the Company repurchased and cancelled 401,076 shares having a value of $2.5 million, pursuant to the previous NCIB.

Common shares issued and outstanding are 82,816,549 and 81,358,291 million at June 30, 2014 and 2013, respectively.

11.   Earnings Per Share

The following table sets forth the basic and diluted weighted average share amounts:

	Twelve Months Ended	Twelve Months Ended
	June 30, 2014	June 30, 2013
Weighted-average shares outstanding-basic	82,096,947	79,427,661
Potential dilutive effect of shares to be issued
to settle the debentures	18,457,176	14,595,564
Weighted-average shares outstanding-diluted	100,554,123	94,023,225

The computations for basic and diluted income per common share are as follows:

	Twelve Months Ended	Twelve Months Ended
	June 30, 2014	June 30, 2013
Net income -basic	$1,417	$3,869
Add back: Interest expense on debentures (net of tax)	5,907	4,634
Net income used for diluted earnings per share	7,324	8,503

Basic income per share	$0.02	$0.05
Diluted income per share	$0.02	$0.05

The conversion of the convertible debentures is anti-dilutive for both years ended June 30, 2014 and 2013.

12. Stock Based Compensation

The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005.  As part of the 2005 EIP plan formation, the shareholders approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings. On November 13, 2008, an additional allotment of 1,446,291 Class B Series Two common shares was approved by the shareholders, which have been granted to management.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

12. Stock Based Compensation (continued)

These shares are accounted for as a liability upon issuance, as a result of a put option they contain, which may be granted to management.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued and those to be issued subsequent to the end of the IPS structure.  Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP, subsequent to March 5, 2010. On November 8, 2012, an additional allotment of 2,265,000 Class B Series Three common shares was approved by the shareholders. The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares.

Pursuant to the liquidity provisions of the EIP, all Class B Series Two common shares historically granted, that remain outstanding, are available to be “put” back to the Company, while the holders of Class B Series Three common shares will have an option to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.  All new share awards under the EIP will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.

Class B shares granted are fully vested on the grant date.  These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and dividends on the Class B Series Two and Class B Series Three common shares are recorded as a component of other expense (income), in the consolidated statement of operations. The Company recorded an expense of $0.9 million and income of $0.8 million for the years ended June 30, 2014 and 2013, respectively, associated with the change in fair value on the Class B shares.  The Company recorded $0.8 million and $0.7 million in dividend payments for the years ended June 30, 2014 and 2013, respectively, which are recorded as a component of other expense, in the consolidated statement of operations.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

12. Stock Based Compensation (continued)

The following tables summarize the Class B Series Two common shares redeemed and shares outstanding pursuant to the EIP:

	For the year ended June 30, 2014
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2013	254,965	(190,449)	64,516
Redemptions	(3,050)	-	(3,050)
Shares outstanding at June 30, 2014	251,915	(190,449)	61,466

Pursuant to the liquidity provision of the EIP plan, 3,050 shares were “put” back to the Company during the year ended June 30, 2014 for which the Company paid thirty one thousand dollars. The fair value of the Class B Series Two common shares outstanding at June 30, 2014 represents a liability of $0.6 million all of which is recorded in other current liabilities. This amount represents the current value of those shares eligible to put in the next twelve months pursuant to the EIP plan.

	For the year ended June 30, 2013
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2012	327,040	(190,449)	136,591
Redemptions	(72,075)	-	(72,075)
Shares outstanding at June 30, 2013	254,965	(190,449)	64,516

Pursuant to the liquidity provision of the EIP plan, 72,075 shares were “put” back to the Company during the year ended June 30, 2013 for which the Company paid $0.8 million. The fair value of the Class B Series Two common shares outstanding at June 30, 2013 represents a liability of $0.6 million all of which is recorded in other current liabilities. This amount represents the current value of those shares eligible to put in the next twelve months pursuant to the EIP plan.

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP:

	For the year ended June 30, 2014
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2013	1,634,452	(470,862)	1,163,590
Grants	635,074	(195,289)	439,785
Redemptions	(197,533)	-	(197,533)
Shares outstanding at June 30, 2014	2,071,993	(666,151)	1,405,842

The Company recognized $3.9 million in non-cash stock based compensation expense related to the above grants during the year ended June 30, 2014, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 197,533 shares were “put” back to the Company during the year ended June 30, 2014 for which the Company paid $1.2

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

12. Stock Based Compensation (continued)

million. The fair value of the Class B Series Three common shares outstanding at June 30, 2014 represents a liability of $9.3 million, of which $6.6 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.  The remaining balance is recorded in Class B Series Three common share liability.

	For the year ended June 30, 2013
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2012	1,260,828	(343,717)	917,111
Grants	495,020	(127,145)	367,875
Redemptions	(121,396)	-	(121,396)
Shares outstanding at June 30, 2013	1,634,452	(470,862)	1,163,590

The Company recognized $3.3 million in non-cash stock based compensation expense related to the above grants during the year ended June 30, 2013, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 121,396 shares were “put” back to the Company during the year ended June 30, 2013 for which the Company paid $0.8 million. The fair value of the Class B Series Three common shares outstanding at June 30, 2013 represents a liability of $7.0 million, of which $4.6 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.  The remaining balance is record in Class B Series Three common share liability.

13.  Financial Instruments

The Company’s financial assets and financial liabilities are as follow:

	As at	As at
	June 30, 2014	June 30, 2013

Cash	$10,858	$6,929

Accounts receivable	$44,035	$40,971

Accounts payable	$1,656	$1,724
Other accrued liabilities	41,382	33,467
Class B Series Two and Three share liability	9,951	7,615
Long-term debt (including portion due within one year)	274,098	220,244
Conversion right on 6.25% Convertible Debentures	236	954
Derivative financial instrument	83	820
Other long term liabilities	15,431	12,641
	$342,837	$277,465

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

13.  Financial Instruments (continued)

The carrying amounts of cash, accounts receivable, accounts payable, and other accrued liabilities approximate fair value because of the short-term maturity of these items. The carrying amount of long-term debt, which bears interest at both fixed and floating rates, also approximates fair value.

Foreign currency exchange contract are measured at fair value, based on appropriate valuation methodologies. The fair value of the Class B Series Two common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation plus Cdn $3.847 (reflecting the equivalent value of the Subordinated Note component of the IPS) and the fair value of the Class B Series Three common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation. Other long term liabilities consist primarily of insurance reserves which are valued upon actuarial analysis.

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm’s length transaction between knowledgeable willing parties who are under no compulsion to act.  In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

Fair value measurements are categorized using a fair value hierarchy that reflects the significance of inputs used in determining the fair values:

Level 1:  Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair values of the Company’s financial assets and liabilities measured on a recurring basis were categorized as follows:

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

13.  Financial Instruments (continued)

As at June 30, 2014
	Level 1	Level 2	Level 3	Total

Foreign currency exchange contracts	$-	$83	$-	$83
Interest rate swap	-	408	-	408
Class B Series Two and Three common share liability	-	9,951	-	9,951
Conversion right on US$ 6.25% Convertible Debentures	-	-	236	236
	$-	$10,442	$236	$10,678

As at June 30, 2013
	Level 1	Level 2	Level 3	Total

Foreign currency exchange contracts	$-	$820	$-	$820
Class B Series Two and Three common share liability	-	7,615	-	7,615
Conversion right on US$ 6.25% Convertible Debentures	-	-	954	954
	$-	$8,435	$954	$9,389

The following tables summarize the changes in the Company’s level 3 financial instrument for the twelve months ended June 30, 2014 and 2013, respectively.

Conversion rights on US$ 6.25% Convertible Debentures
For the twelve months ended June 30,	2014	2013

Balance at June 30,	$954	$2,080
Total unrealized gain:
Non-cash gain on conversion feature	(714)	(1,142)
FX impact on conversion feature	(4)	16
Balance at June 30,	$236	$954

The decrease in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which decreased to 17.0% from 23.0% in the twelve months ended June 30, 2014. The decrease in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which decreased to 23.0% from 25.0% in the twelve months ended June 30, 2013.

The Company uses a binomial model to fair value the conversion rights on the 6.25% Convertible Debentures which takes into account the Company’s stock price volatility, the bond yield and other market factors. This is considered a level 3 value due to the sensitivity of the model to movements in volatility which is not directly observable.  The change in fair value of the conversion rights led to income of $0.7 million in the statement of operations for the year ended June 30, 2014.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

13.  Financial Instruments (continued)

The Company has exposure to interest rate risk, foreign currency exchange risk, credit risk and liquidity risk. The Company’s management has overall responsibility for the establishment of the Company’s risk management framework, with oversight provided by the Board of Directors.

Interest Rate Risk

The Company’s interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest. The Company manages its interest rate exposure by using a combination of fixed and variable rate debt as well as through an interest rate swap that the Company has in place for a notional amount of $50.0 million of credit facility borrowings. The swap has not been designated as a hedge for accounting purposes therefore the changes in fair value of the interest rate swap are recorded in the condensed consolidated statement of operations. The Company recorded a non cash loss for the year ended June 30, 2014, of $0.4 million in connection with the changes in fair value of the swap, which is included in the consolidated statement of operations as a component of interest expense. The value of the interest rate swap represents a liability of $0.4 million as at June 30, 2014.  The Company has secured fixed rate financing in the form of its Senior Secured Notes and its Convertible Debentures.

At June 30, 2014, the Company had $97.4 million in outstanding senior indebtedness (comprised of $62.4 million in revolving credit facility borrowings and $35.0 million in fixed rate Senior Secured Notes) as well as $176.5 million in fixed rate Convertible Debentures.

 A 100 basis point change in interest rates, with all other variables held constant, applied to the outstanding credit facility borrowings as at June 30, 2014, would result in an annual change in interest expense and a corresponding change in cash flows of approximately $0.1 million.

Foreign Currency Exchange Risk

The Company manages the exposure to currency fluctuations through foreign currency exchange contracts.  In order to mitigate the impact of fluctuations in exchange rates between the Canadian dollar and the U.S. dollar, the Company has entered into Canadian dollar / U.S. dollar exchange contracts which covers approximately 33% of the anticipated dividends and interest payable in Canadian dollars through May 2015.

STA Holdings has 11 monthly forward foreign exchange contracts (the “Forward Contracts”) outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars.

At June 30, 2014, the Company had the following outstanding contracts relating to dividend and interest payments:

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

 13.  Financial Instruments (continued)

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)

July 2014- May 2015	11	12.6	13.4	1.0643

The Forward Contracts do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Forward Contracts is recorded in the consolidated statement of operations.  The Company recorded a non cash gain for the year ended June 30, 2014, of $0.7 million in connection with the changes in fair value of the Forward Contracts, which is included in the consolidated statement of operations in unrealized gain on Forward Contracts. The value of the Forward Contracts represents a liability of $0.1 million as at June 30, 2014.

The Company uses cash flows from its Canadian operations to partially mitigate the exchange rate risk on the common share dividends and the Convertible Debentures interest payments.

The Company prepares its financial statements in U.S. dollars.  In connection with the Company’s Canadian operations, approximately 23.4% of the Company’s consolidated income before taxes are incurred in Canadian dollars.  The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes.

Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. The Company recorded a loss of $0.4 million on the translation of its monthly dividends into U.S. dollars (which included the liquidation of the monthly currency contracts used to hedge the dividends).  Both of these transactions are recorded in foreign currency gain in the consolidated statements of operations.

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations.  The Company minimizes the credit risk of cash by depositing such with only reputable financial institutions with federally insured backing.  The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions.  As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

Receivables from the transportation segment are secured by the creditworthiness of local municipalities and agencies.  The majority of the customers are local school districts that are

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

13.  Financial Instruments (continued)

funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable. Receivables from the oil and gas segment are due from reputable general partners operating large partnerships in the oil and gas industry. Consistent with the Company’s history there were minimal write-offs of accounts receivable during the fiscal years ended June 30, 2014 and 2013.

14. Segment Information

The Company has two reportable segments, a transportation segment and an oil and gas segment. The Company reassesses its reportable segments at least annually. The transportation segment provides school transportation and management services to public and private schools in both the United States and Canada.

The table below summarizes revenue and assets by geographical area for the transportation segment for the years ended June 30, 2014 and 2013:

2014
	Revenues	Property and Equipment (net)	Goodwill
United States	$409,683	$187,218	$99,484
Canada	74,633	44,134	39,674
Total	$484,316	$231,352	$139,158

For the year ended June 30, 2014, the oil and gas segment, which is located in the United States, had revenues of $5.2 million and net oil and gas interests of $7.9 million.  There is no goodwill associated with this segment.

2013
	Revenues	Property and Equipment (net)	Goodwill
United States	$346,109	$172,219	$96,124
Canada	72,725	45,580	42,188
Total	$418,834	$217,799	$138,312

For the year ended June 30, 2013, the oil and gas segment, which is located in the United States, had revenues of $4.9 million and net oil and gas interests of $7.5 million.  There is no goodwill associated with this segment.

The accounting policies of the segments are the same as those described in the basis of presentation.  There are no inter-segment sales.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

14. Segment Information (continued)

Reportable operating segments:

	2014	2013
Revenue
Transportation	$484,316	$418,834
Oil and gas	5,183	4,854
	$489,499	$423,688
Operating earnings
Transportation	$14,290	$15,770
Oil and gas	1,235	1,163
	15,525	16,933
Unallocated expenses	14,503	10,830
(Benefit) Provision for taxes	(395)	2,234
Net Income	$1,417	$3,869

Capital Expenditures
Transportation	$36,271	$40,148
Oil and gas	1,523	1,693
	$37,794	$41,841

Depreciation, depletion and amortization
Transportation	$48,896	$45,028
Oil and gas	1,121	1,019
	$50,017	$46,047

Total Assets
Transportation	$534,522	$503,780
Oil and gas	9,316	9,045
	$543,838	$512,825

Total Liabilities
Transportation	$383,114	$316,672
Oil and gas	1,684	1,671
	$384,798	$318,343

15. Lease Commitments

The Company leases certain facilities under non-cancelable operating leases. Rent expense associated with the leases facilities totaled $12.0 million and $10.3 million for the years ended June 30, 2014 and 2013, respectively. The Company also leases certain school vehicles under non-cancelable operating leases. Operating lease expense associated with these leased school vehicles totaled $19.9 million and $14.9 million for the years ended June 30, 2014 and 2013, respectively. The terms of these and other leases expire at various times through 2024.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

15.  Lease Commitments (continued)

The following represent future minimum rental payments and operating lease payments under non cancelable operating leases:

	Facility	Vehicle
	Leases	Leases	Total
Year ending June 30,
2015	$13,544	$19,870	$33,414
2016	9,633	17,950	27,583
2017	7,741	14,932	22,673
2018	5,468	11,726	17,194
2019	3,855	7,445	11,300
2020 and thereafter	3,558	1,278	4,836
Total minimum payments	$43,799	$73,201	$117,000

16.  Employee Benefit Plans

The Company has a qualified defined contribution benefit plan, which allows for voluntary pre-tax contributions by the employees.  The Company makes a matching contribution on behalf of the employees. The Company incurred $0.6 million and $0.5 million in expenses related to the plan for each of the years ended June 30, 2014 and 2013, respectively.

17. Related Party Transactions

The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts.  These fleet valuation services are provided free of charge.  The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO.  The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company’s vehicles. The Company paid the transportation equipment dealer $0.6 million and $0.5 million for each of the years ended June 30, 2014 and 2013, respectively.

In November 2013, the Company amended the fee structure with the transportation equipment dealer, resetting the annual fee to provide a retainer amount plus a commission per vehicle amount not to exceed $0.5 million per annum on a combined basis starting July 1, 2014.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

18.  Commitments and Contingencies

The Company is subject to certain claims and lawsuits arising in the normal course of business, most of which involve claims for personal injury and property damage incurred in connection with its operations.  The Company maintains automobile, workers’ compensation and general liability insurance coverage with deductible amounts for each incident that is the financial responsibility of the Company.  The Company accrues for estimated deductible amounts when the incident occurs.  The Company’s insurance program is designed to minimize the financial risk associated with claims.  The primary risks in the Company’s operations are bodily injury and property damage to third parties.

In the opinion of management, uninsured losses related to deductible amounts resulting from the ultimate resolution of these matters will not have a material effect on the Company’s financial position, results of operations or cash flows.

As part of collateral agreements supporting its insurance programs, the Company had $0.9 million  of letters of credit outstanding at both June 30, 2014 and 2013 and $0.7 million and $0.6 million of cash deposits at June 30, 2014 and 2013, respectively which are included in other assets on the consolidated balance sheet.

Certain of the Company’s contracts contain performance or surety bond requirements.  These bonds are written by certified surety underwriters.  For the most recent fiscal year, outstanding performance bonds aggregated $84.1 million. There are no collateral requirements for these surety bonds.

19.  Additional Financial Information

Select additional financial information consists of the following:

At June 30	2014	2013

Prepaid Expenses
Prepaid Insurance	$6,924	$5,486
Other	2,695	2,220
	$9,619	$7,706

Other Current Assets
Fuel Tax Receivable	$1,249	$1,142
Accrued Revenue	3,696	698
Other	3,539	1,639
	$8,484	$3,479

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2014 and 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

19.  Additional Financial Information (continued)

At June 30	2014	2013

Accrued Expenses and Accounts Payable
Accrued Accounts Payable	$8,711	$5,111
Dividends Payable	14,255	10,765
Insurance	7,532	5,475
Wages and Benefits	6,237	5,809
Class B Shares	7,217	5,222
Taxes Payable	1,335	2,905
Other	3,395	4,126
	$48,682	$39,413

20.  Subsequent Events

On July 2, 2014, STA Holdings granted 116,102 Class B Series Three common shares pursuant to the EIP.  The Company will recognize non-cash stock-based expense related to these grants during the quarter ending September 30, 2014.

During July and August 2014, the Company entered into additional operating leases with seven major financial institutions to lease approximately $71.2 million in growth and replacement school vehicles for the upcoming 2014-2015 school year.  The term of these leases is six years at effective fixed rates in the range of 2.7% to 4.4%.  Annual lease payments on these additional leases will approximate $11.2 million per year for the term of the leases.

On August 19, 2014, the Company entered into an amendment under the Credit Agreement. The amendment increases commitments to $225.0 million from the current $165.0 million, extends a $100.0 million accordion feature and extends the maturity date of the Credit Agreement to August 19, 2019, or if earlier, 90 days prior to the maturity of the Senior Secured Notes.  The increase in the size of the facility results from the addition of two new lenders to the bank group and certain existing lenders increasing their commitments.